UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

American Homes 4 Rent

(Name of Issuer)

Class A common shares of beneficial interest, $0.01 par value per share

(Title of Class of Securities)

02665T 306

(CUSIP Number)

David Goldberg

30601 Agoura Road, Suite 200

Agoura Hills, California 90301

(805) 413-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	Names of Reporting Persons B. Wayne Hughes
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,409,145 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 16,409,145 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,409,145 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented in Row (11) 5.5% of Class A common shares
14	Type of Reporting Person (See Instructions) IN

(1)	Includes shares indirectly beneficially owned

13D

1	Names of Reporting Persons Tamara Hughes Gustavson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,065,347 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 18,065,347 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,065,347 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented in Row (11) 6.1% of Class A common shares
14	Type of Reporting Person (See Instructions) IN

(1)	Includes shares indirectly beneficially owned

This Amendment No. 3 amends the Statement on Schedule 13D (the “Schedule 13D”) as previously amended relating to the Class A common shares of beneficial interest, $0.01 par value per share (the “Shares”) of American Homes 4 Rent.

All capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds used to purchase Shares, including the Shares described in Item 5(c) below, were obtained from each respective Reporting Person’s personal funds.

Item 5.	Interest in Securities of the Issuer.

(a) As of November 23, 2018, each Reporting Person owned the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 11.65%(1) in the aggregate of the 295,896,219 Class A common shares outstanding:

Reporting Person	Number of Shares		Approximate Percentage of Shares Outstanding
B. Wayne Hughes	16,409,145	(2)	5.5%

Tamara Hughes Gustavson	18,065,347	(2)	6.1%

(1)	Based on the number of shares outstanding on October 31, 2018.
(2)	Includes shares indirectly beneficially owned.

(b) Each Reporting Person has the sole power to vote and to dispose of the Shares set forth opposite his or her name:

(c) During the 60-day period ended on November 23, 2018, the Reporting Persons purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his or her name:

Reporting Person	Transaction Date	Number of Shares Purchased	Price per share(1)	Type of Transaction
B. Wayne Hughes	11/06/2018	200,000	$19.9082	Open Market (NYSE)
	11/07/2018	183,000	$20.1029	Open Market (NYSE)
	11/08/2018	608,100	$20.2909	Open Market (NYSE)
	11/09/2018	75,000	$20.4964	Open Market (NYSE)
	11/12/2018	53,116	$20.4968	Open Market (NYSE)
	11/13/2018	227,882	$20.4768	Open Market (NYSE)
	11/14/2018	132,965	$20.3528	Open Market (NYSE)
	11/16/2018	175,880	$19.789	Open Market (NYSE)
	11/19/2018	77,137	$19.698	Open Market (NYSE)
	11/20/2018	67,000	$19.7314	Open Market (NYSE)
	11/21/2018	316,500	$19.7789	Open Market (NYSE)
	11/23/2018	62,900	$19.8006	Open Market (NYSE)

Reporting Person	Transaction Date	Number of Shares Purchased	Price per share(1)	Type of Transaction
Tamara Hughes Gustavson	11/06/2018	200,000	$19.9082	Open Market (NYSE)
	11/07/2018	183,000	$20.1029	Open Market (NYSE)
	11/08/2018	608,100	$20.2909	Open Market (NYSE)
	11/09/2018	75,000	$20.4964	Open Market (NYSE)
	11/12/2018	53,116	$20.4968	Open Market (NYSE)
	11/13/2018	227,882	$20.4768	Open Market (NYSE)
	11/14/2018	132,965	$20.3528	Open Market (NYSE)
	11/16/2018	175,879	$19.789	Open Market (NYSE)
	11/19/2018	77,138	$19.698	Open Market (NYSE)
	11/20/2018	67,000	$19.7314	Open Market (NYSE)
	11/21/2018	316,500	$19.7789	Open Market (NYSE)
	11/23/2018	62,900	$19.8006	Open Market (NYSE)

(1)	Represents weighted average price.

(d) Not applicable

(e) Not applicable

Item 7.	Material to be Filed as Exhibits

Exhibit A             Joint Filing Agreement. Previously filed and incorporated by reference herein.

Exhibit B             Power of Attorney. Previously filed and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2018

By:	/s/ B. Wayne Hughes*
Name:	B. Wayne Hughes

By:	/s/ Tamara Hughes Gustavson*
Name:	Tamara Hughes Gustavson

By:	* David Goldberg, as attorney in fact

/s/ David Goldberg
David Goldberg